UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

HARMONIC INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

413160102
(CUSIP Number)

September 26, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 413160102

1.	NAMES OF REPORTING PERSONS Comcast Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,471,315 (see Item 4)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,471,315 (see Item 4)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,471,315
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6% (see Item 4)
12.	TYPE OF REPORTING PERSON CO

Item 1(a). Name of Issuer:

Harmonic Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

4300 North First Street, San Jose, CA 95134

Item 2(a). Name of Person Filing:

Comcast Corporation

Item 2(b). Address of Principal Business Office or, if None, Residence:

One Comcast Center, Philadelphia, PA 19103

Item 2(c). Citizenship:

Pennsylvania

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e). CUSIP Number:

413160102

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Goup, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	Amount beneficially owned: 5,471,315

Reference is made to the Warrant (the “Warrant”) to Purchase Shares of Common Stock of Harmonic Inc. (the “Issuer”) issued to the Reporting Person pursuant to which the Reporting Person may purchase up to 7,816,162 shares of the Issuer’s common stock for a per share exercise price of $4.76. The Warrant is filed as Exhibit 4.1 to the Issuer’s Form 8-K filed on September 27, 2016. The 5,471,315 shares reported as beneficially owned on this Schedule 13G reflects the following, in each case, as more fully set forth in the Warrant: (i) 781,617 shares became fully vested and exercisable on September 26, 2016, the date of the Warrant’s issuance; (ii) 781,617 shares will vest and become exercisable upon the date that the Reporting Person’s wholly-owned subsidiary elects enterprise pricing for the Harmonic CableOS Software (as defined in the Warrant); and (iii) up to 3,908,081 shares will vest and become exercisable upon various Secondary Vesting Triggers (as defined in the Warrant), all of which shares could vest and become exercisable upon the 30th day following the end of a calendar month in which the Reporting Person or its affiliates make certain aggregate payments (in one or more transactions) for any of the Issuer’s products and services, excluding Enterprise License Fees (as defined in the Warrant). The Warrant provides for net-share settlement at the Reporting Person’s option and contains customary anti-dilution provisions. The Warrant will expire on September 26, 2023 or the prior consummation of a Change of Control (as defined in the Warrant) of the Issuer.

(b)	Percent of class: 6.6%. Percent of class determined based on 78,030,325 shares of the Issuer shown as outstanding as of August 1, 2016 in the Issuer’s 10-Q for its fiscal quarter July 1, 2016.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 5,471,315

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 5,471,315

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2016

COMCAST CORPORATION

By:	/s/ William E. Dordelman
	Name:	William E. Dordelman
	Title:	Senior Vice President and Treasurer